

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 25, 2022

Frank P. Sedlarcik
Vice President, Assistant General Counsel and Secretary
International Business Machines Corporation
One New Orchard Road
Armonk, New York 10504

> **Re: International Business Machines Corporation**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed March 7, 2022**
> **File No. 001-02360**

Dear Frank P. Sedlarcik:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

     Sincerely,

     Division of Corporation Finance
     Disclosure Review Program